UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number:  000-31225

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Pinnacle Financial Partners, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

, INC.
150 3rd Avenue South, Suite 900, Nashville, Tennessee	37201
(Address of principal executive offices)	(Zip Code)

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To Plan Administrator and Plan Participants of the
Pinnacle Financial Partners, Inc. 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Pinnacle Financial Partners, Inc. 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ LBMC, PC

We have served as the Plan’s auditor since 2014
Chattanooga, Tennessee
June 22, 2018

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2017 AND 2016

	2017	2016
Assets
Investments, at fair value (note 6)	$220,636,598	$171,164,802
Notes receivable from participants	2,994,993	1,718,401
Total assets	$223,631,591	$172,883,203

Net assets
Net assets available for benefits	$223,631,591	$172,883,203

See accompanying notes to financial statements.

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$5,778,137	$28,090,855
Interest and dividends	5,295,118	3,105,078
	11,073,255	31,195,933
Contributions:
Participants	10,910,388	7,325,017
Employer	5,881,730	3,990,187
Participant rollovers	30,331,109	5,072,567
	47,123,227	16,387,771

Interest on notes receivable from participants	79,542	53,096
Other additions	24,059	132,388
Total additions	58,300,083	47,769,188

Deductions from net assets attributed to:
Benefits paid to participants	8,550,591	5,459,093
Other deductions	95,487	144,458
Total deductions	8,646,078	5,603,551
Net increase	49,654,005	42,165,637

Transfer of assets into the plan	1,094,383	—

Net assets available for benefits:
Beginning of year	172,883,203	130,717,566
End of year	$223,631,591	$172,883,203

See accompanying notes to financial statements.

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

(1) Plan Description:

The following description of the Pinnacle Financial Partners, Inc. 401(k) Plan (the "Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:  The Plan is a defined contribution plan covering all employees of Pinnacle Bank (the "Plan Sponsor") and its subsidiaries who are employed during such plan year and are age twenty-one or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During the 2017 plan year, the Plan Sponsor acquired BNC Bancorp (BNC). Participants in the BNC 401(k) plan had the option to rollover their accounts into the plan. Additionally the Plan provided for direct transfer of participant loans from the BNC 401(k) plan into the Plan which amounted to approximately $1.1 million.

Contributions:  Each year, participants may contribute up to 50% of pretax annual eligible compensation up to the maximum amount allowed by the Internal Revenue Service, as defined in the Plan.  Participants may also make contributions on an after-tax basis (Roth 401(k)), subject to the same internal revenue code limits when combined with their pretax contributions.  Eligible compensation is defined as all income excluding fringe benefit income and income from stock appreciation rights, nonqualified stock options, incentive stock options, restricted stock awards and bonuses except for incentive bonuses, unless the associate elects otherwise.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers mutual funds and Pinnacle Financial Partners, Inc. common stock.

The Sponsor matches up to 4% of a participant's eligible contribution to the Plan on a per pay period basis. Additionally, the Plan Sponsor may elect to make a discretionary contribution to the Plan. During 2017 and 2016, no discretionary contribution was made to the Plan by the Plan Sponsor. The employer's contributions are invested according to the investment options chosen by the participant.

Participant Accounts:  Each participant's account is credited with the participant's contribution and allocations of the Sponsor's contribution and investment earnings or losses.  Allocations are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:  Vesting in participants' and the Plan Sponsor's contributions plus earnings thereon is immediate.

Notes Receivable from Participants:  A participant may receive a loan based on the loan program set forth by the Plan.  Active participants may borrow a minimum of $1,000 up to 50% of the vested portion of their accounts, subject to a $50,000 maximum. Loans are collateralized by participant accounts. Loans are repaid through payroll deductions over a maximum of five (5) years, unless the loan is for a primary residence, for which an extended term may be obtained. The loan interest rate, determined monthly, is set at the Prime rate. At December 31, 2017 and 2016, notes receivable from participants totaled $2,994,993 and $1,718,401, respectively. Current loans bear interest at fixed rates between 3.25% and 6.00% as of December 31, 2017.  Notes receivable are stated at their unpaid principal balance plus accrued unpaid interest.

Cash Equivalents: The Plan considers cash and demand and time deposits with original maturities of three months or less as cash equivalents.

Operating Expenses: Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in other deductions.  Fees incurred by the Plan for the investment management services or recordkeeping are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment from the Plan.

Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or an annuity.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Other: Plan assets are held in trust by Capital Bank & Trust (the "Trustee").

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

(2) Summary of Significant Accounting Policies:

Basis of Accounting:  The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition:  The Plan's investments are stated at fair value. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Net appreciation in fair value of investments includes realized gains and losses on investments that were bought and sold during the period as well as unrealized appreciation or depreciation of the investments held at the end of the year. Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Notes Receivable from Participants:  Notes receivable from participants are recorded at their unpaid principal plus accrued and unpaid interest balance. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Payment of Benefits:  Benefits are recorded when paid.

(3) Administration of Plan Assets:

The Plan's assets are held by the Trustee of the Plan.  Contributions are held and managed by the Trustee, which invests cash received, interest and dividend income, and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Plan Sponsor.  No such officer or employee receives compensation from the Plan.

(4) Investments:

Investments are comprised of the following as of December 31, 2017 and 2016:

	2017	2016
Cash equivalents	$11,034,968	$13,132,717
Mutual funds	114,984,808	63,839,399
Pinnacle Financial Partners, Inc. common stock	94,616,822	94,192,686
	$220,636,598	$171,164,802

(5) Related Party and Party In Interest Transactions:

The Plan owned 1,427,101 shares and 1,359,202 shares of Pinnacle Financial Partners, Inc. common stock as of December 31, 2017 and 2016, respectively.

Also, certain Plan investments are shares of mutual funds and cash equivalents managed by American Funds. The platform to administer the Plan is operated and maintained by American Funds and, therefore, the transactions qualify as party-in-interest transactions. The Plan also holds notes receivable from participants which qualify as party-in-interest transactions.

Fees are charged to the participant for loans and distributions. These fees totaled $17,615 and $106,351 for the years ended December 31, 2017 and 2016, respectively. These fees are considered customary and reasonable for such services.

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

(6) Fair Value of Financial Instruments:

Accounting Standards Codification (ASC) 820-10 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants.  ASC 820-10 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities as follows:

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Plan holds cash equivalents, mutual funds and common stock with total fair value at December 31, 2017 and 2016 of $220,636,598 and $171,164,802, respectively, which are measured as Level 1 assets.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has no Level 2 assets at December 31, 2017 and 2016.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. The Plan has no Level 3 assets at December 31, 2017 and 2016.

For investments, if available, quoted market prices are used to value investments. Many factors are considered in arriving at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan. Common stock is valued at quoted market prices which approximate fair value.

 (7) Tax Status:

The "Basic Plan Document" was developed by the Plan's Trustee and submitted to the Internal Revenue Service (Service) for qualifications as a "prototype" plan. In its letter dated March 31, 2014, the Service opined that the form of this prototype plan is acceptable under Internal Revenue Code Section 401(k) for use by employers for the benefit of their employees. Although a determination letter has not been requested specifically for this Plan, the Plan's Trustees believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(8) Plan Termination:

The Plan Sponsor reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code. Upon termination of the Plan, the Trustee shall pay all liabilities and expenses of the trust.

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

(9) Risks and Uncertainties:

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(11) Concentration:

At December 31, 2017 and 2016, approximately 43% and 55%, respectively, of Plan assets were invested in Pinnacle Financial Partners, Inc. common stock.  A significant change in the stock price would have a significant effect on the financial statements.

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN
SCHEDULE H, LINE 4(I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017
EIN #62-1829917
Plan #001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Investments:
*	Pinnacle Financial Partners, Inc.		**	$94,616,822
	Cash Equivalents and Mutual Funds:	Stock	**
*	American Funds	2010 Target Date Fund R4	**	798,632
*	American Funds	2015 Target Date Fund R4	**	2,487,621
*	American Funds	2020 Target Date Fund R4	**	6,605,752
*	American Funds	2025 Target Date Fund R4	**	12,894,301
*	American Funds	2030 Target Date Fund R4	**	10,468,642
*	American Funds	2035 Target Date Fund R4	**	7,848,705
*	American Funds	2040 Target Date Fund R4	**	6,238,533
*	American Funds	2045 Target Date Fund R4	**	5,572,872
*	American Funds	2050 Target Date Fund R4	**	2,893,256
*	American Funds	2055 Target Date Fund R4	**	770,586
*	American Funds	2060 Target Date Fund R4	**	111,773
*	American Funds	US Gov't Money Market R4	**	11,034,967
*	American Funds	AMCAP R4	**	852,738
*	American Funds	Europacific GR R4	**	5,853,799
*	American Funds	Growth Fund of America R4	**	7,558,314
*	American Funds	New World Fund R4	**	636,922
*	American Funds	Small Cap World Fund R4	**	2,201,206
*	American Funds	Capital World Bond Fund R4	**	923,980
*	American Funds	Fundamental Investors R4	**	5,616,350
*	American Funds	Capital Income Builder R4	**	4,121,019
*	American Funds	American Balanced R4	**	3,884,492
*	American Funds	Capital World Growth & Income R4	**	3,251,730
*	American Funds	US Government Securities R4	**	654,856
	Janus	Triton S	**	3,184,569
	Clearbridge	Aggressive Growth A	**	3,293,203
	Victory Sycamore	Established Value A	**	6,536,816
	Federated	Max-Cap Index Svc	**	1,993,768
	Franklin	Income Fund A	**	4,085,870
	Blackrock	High Yield Bond Investment A	**	438,603
	PIMCO	Real Return A	**	586,413
	Lord Abbett	Total Return A	**	2,619,488
				220,636,598
*	Participant loans		Notes, interest rate of between 3.25% and 6.00% due 1/2018 - 4/2047	2,994,993
	Total			$223,631,591
_____________________
* Party-in-interest to the Plan
** Not required for participant directed plans

PINNACLE FINANCIAL PARTNERS, INC. 401(k) PLAN
EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINNACLE FINANCIAL PARTNERS, INC. 401(K) PLAN

/s/ Harold R. Carpenter
Harold R. Carpenter
June 22, 2018	Chief Financial Officer